EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIOS

Florida Community Banks, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)

Pretax income	$37,760	$29,622	$19,936
Add fixed charges:
Interest on deposits	29,741	13,864	7,109
Interest on borrowings	4,624	3,521	2,090
Portion of rental expense representing interest expense	62	61	59
Total fixed charges	34,427	17,446	9,258

Income before fixed charges	$72,187	$47,068	$29,194

Pretax income	$37,760	$29,622	$19,936
Add fixed charges (excluding interest on deposits):
Interest on borrowings	4,624	3,521	2,090
Portion of rental expense representing interest expense	62	61	59
Total fixed charges	4,686	3,582	2,149

Income before fixed charges (excluding interest on deposits)	$42,446	$33,204	$22,085

Ratio of Earnings to Fixed Charges
Including interest on deposits	2.10	2.70	3.15
Excluding interest on deposits	9.06	9.27	10.28